# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Super Micro Computer, Inc., CIK 0001375365
CUSIP: 86800U302
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 980 ROCK AVENUE, 980 ROCK AVENUE, SAN JOSE, California (CA), 95131
Date of event which requires filing of this statement: 06/11/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001595888-26-000058
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 56,635,790; sole dispositive power 0; shared dispositive power 56,635,790; aggregate amount beneficially owned 56,635,790 (8.5% of the class)
  Comment: The reported holding includes 18,182,400 shares that can be acquired from Depositary Shares Each Representing a 1/20th Interest in a Share of 7.00% Series A Mandatory Convertible Preferred Stock ("Convertible Preferred Stock") held by Jane Street Global Trading, LLC (JSGT). The % ownership calculation uses 665,014,777 outstanding shares which is based on (1) 646,832,377 shares outstanding as of June 10, 2026 as stated in the issuer's 424B5 filing on June 12, 2026; and (2) dilution of the outstanding shares due to 18,182,400 shares that can be acquired by JSGT through the Convertible Preferred Stock.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 15,728,196; sole dispositive power 0; shared dispositive power 15,728,196; aggregate amount beneficially owned 15,728,196 (2.4% of the class)
  Comment: The % ownership calculation uses 665,014,777 outstanding shares which is based on (1) 646,832,377 shares outstanding as of June 10, 2026 as stated in the issuer's 424B5 filing on June 12, 2026; and (2) dilution of the outstanding shares due to 18,182,400 shares that can be acquired by JSGT through the Convertible Preferred Stock.
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 40,895,776; sole dispositive power 0; shared dispositive power 40,895,776; aggregate amount beneficially owned 40,895,776 (6.2% of the class)
  Comment: The reported holding includes 18,182,400 shares that can be acquired from Convertible Preferred Stock held by JSGT. The % ownership calculation uses 665,014,777 outstanding shares which is based on (1) 646,832,377 shares outstanding as of June 10, 2026 as stated in the issuer's 424B5 filing on June 12, 2026; and (2) dilution of the outstanding shares due to 18,182,400 shares that can be acquired by JSGT through the Convertible Preferred Stock.
- Jane Street Singapore Pte. Ltd: type of reporting person: other (OO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 11,818; sole dispositive power 0; shared dispositive power 11,818; aggregate amount beneficially owned 11,818 (0% of the class)
  Comment: The % ownership calculation uses 665,014,777 outstanding shares which is based on (1) 646,832,377 shares outstanding as of June 10, 2026 as stated in the issuer's 424B5 filing on June 12, 2026; and (2) dilution of the outstanding shares due to 18,182,400 shares that can be acquired by JSGT through the Convertible Preferred Stock.

## Item 1. Issuer
Name of issuer: Super Micro Computer, Inc.
Address of issuer's principal executive offices: 980 ROCK AVENUE, 980 ROCK AVENUE, SAN JOSE, CALIFORNIA, 95131.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC;
Jane Street Capital, LLC;
Jane Street Global Trading, LLC;
Jane Street Singapore Pte. Limited
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street 3rd Floor
New York, NY 10281

Jane Street Singapore Pte. Limited
2 Central Boulevard, #43-01
IOI Central Boulevard Towers (West Tower)
018916, Singapore
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 56,635,790.00
Percent of class: 8.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 56,635,790.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 56,635,790.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Global Trading, LLC
Jane Street Singapore Pte. Limited

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (06/18/2026)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (06/18/2026)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (06/18/2026)
- Jane Street Singapore Pte. Ltd: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (06/18/2026)
Comment: This amendment is being filed to correct an error in the signature block of the original filing. There are no other changes to the information disclosed.